February 22, 2007

Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Mail Stop 3561
Washington, DC  20549
Attn: Hanna T. Teshome

Re:

Ace Securities Corp. (the “Registrant”) Registration Statement on Form S-3, File No. 333-131866

____

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the Registrant hereby requests that the effective date for the above-referenced Registration Statement on Form S-3 be accelerated so that it will be declared effective at 5:00 p.m., Eastern Standard Time, on Friday, February 23, 2007, or as soon as thereafter as practicable.

The Registrant acknowledges that (1) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

Ace Securities Corp., as Registrant

By: /s/ Evelyn Echevarria

Name: Evelyn Echevarria

Title: Director